INSTRUMENTATION LABORATORY SPA
                                 LETTERHEAD



                                                            August 24, 2005


Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


Dear Mr. Webb:

     Re:  Instrumentation Laboratory S.p.A.
          Form 20-F for the Year Ended November 30, 2004
          Filed May 17, 2005
          File no. 0-28856


     This letter is in response to the Staff's comment letter of July 27, 2005 (the "COMMENT LETTER") referring to Instrumentation Laboratory S.p.A.'s ("INSTRUMENTATION LABORATORY" or the "COMPANY") Annual Report on Form 20-F for the fiscal year ended November 30, 2004 (the "2004 20-F"). To facilitate your review, we have set forth herein each comment of the Staff, followed directly by our response.

ITEM 15 CONTROLS AND PROCEDURES
-------------------------------

1. WE NOTE YOUR STATEMENT THAT YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER "HAVE CONCLUDED THAT AS OF THE EVALUATION DATE SUCH DISCLOSURE CONTROLS AND PROCEDURES WERE REASONABLY DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN REPORTS IT FILES OR SUBMITS UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE RULES AND FORMS OF THE SECURITIES AND EXCHANGE COMMISSION." IT DOES NOT APPEAR THAT YOUR CERTIFYING OFFICERS HAVE REACHED A CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REVISE TO ADDRESS YOUR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. REFER TO
     ITEM 15(A) OF FORM 20-F.

     The Company agrees with the Staff's comment. We propose to file an amendment to our 2004 20-F, amending Item 15 Controls and Procedures, to include additional disclosure reflecting that the Company's certifying officers have reached the conclusion that the Company's disclosure control and procedures are effective as of the end of the period covered by the 2004 20-F (amendments are highlighted in bold):

     "Pursuant to rules adopted by the Securities and Exchange
     Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

     As of the end of the period covered by this report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures WERE EFFECTIVE AND were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     During the period covered by this Annual Report on Form 20-F there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls, nor were there any significant deficiencies or material weaknesses in the internal controls requiring corrective actions."

     The Company further acknowledges that:

          (a) it is responsible for the adequacy and accuracy of the disclosure in the filings;
          (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company is grateful for the Staff's assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact me at 011 34 93401 0104 or Tim Peterson at Fried, Frank, Harris, Shriver & Jacobson (London) LLP, our U.S. securities counsel, at 011 44 20 7972 9676.


                                             Very truly yours,


                                             /s/ Jose Luis Martin

                                             Jose Luis Martin
                                             Chief Financial Officer


c.c. Dennis Hult
     Angela J. Crane
        Securities and Exchange Commission

     Timothy E. Peterson
        Fried, Frank, Harris, Shriver & Jacobson (London) LLP

     Edoardo Ruffetta
        BDO Sala Scelsi Farina S.p.A.